

OMB Number:

OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response................12.00	



08031893

SECUR: ...MISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67031

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___4/1/07___ AND ENDING ___3/31/08___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Pacco Capital Solutions, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6144 West Sahara Avenue
(No. and Street)

Las Vegas, NV 89146
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Reyheena Eidarous   (949) 283-5591
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOROS & FARRINGTON
(Name - if individual, state last, first, middle name)

11770 Bernardo Plaza Court, Suite 210, San Diego, CA 92128
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section

MAY 29 2008

Washington, DC

PROCESSED

JUN 05 2008

THOMSON REUTERS

FOR OFFICIAL USE ONLY

---

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.



OATH OR AFFIRMATION

I, Ed Price, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedule pertaining to the firm of Pacco Capital Solutions, LLC, as of March 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

<u>   None   </u>

State of ~~California~~ *Colorado*, County of ~~San Diego~~ *Jefferson*

Subscribed and sworn to (or affirm) before me

on this _23_ day of May, 2008,

by, _Nicole M. Chojnacki_

proved to me on the basis of satisfactory evidence
to be the person(s) who appeared before me.

_____
Notary Public

Signature

CFO
Title

NICOLE M. CHOJNACKI
NOTARY PUBLIC
STATE OF COLORADO
My Commission Expires 07/11/2009

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PACCO CAPITAL SOLUTIONS, LLC

Financial Statements
and
Independent Auditor's Report

Year Ended March 31, 2008

PACCO CAPITAL SOLUTIONS, LLC

Table of Contents

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Pacco Capital Solutions, LLC

We have audited the accompanying statement of financial condition of Pacco Capital Solutions, LLC as of March 31, 2008, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacco Capital Solutions, LLC at March 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule, Computation of Net Capital, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boros & Farrington APC

May 9, 2008
San Diego, California

PACCO CAPITAL SOLUTIONS, LLC

Statement of Financial Condition

March 31, 2008

ASSETS

Cash	$63,510
Prepaid expenses and other	1,092
	$64,602

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable and accrued liabilities	$ 8,506
Member's equity	56,096
	$64,602

See notes to financial statements.

PACCO CAPITAL SOLUTIONS, LLC

Statement of Operations

Year Ended March 31, 2008

Revenues	$420,727
Expenses	
Commissions	331,644
Outside Services	12,555
Rent	4,800
Licenses, taxes and registrations	1,203
Other	2,864
Total expenses	353,066
Net income	$ 67,661

See notes to financial statements.

PACCO CAPITAL SOLUTIONS, LLC

Statement of Changes in Member's Equity

Year Ended March 31, 2008

Balance, April 1, 2007	$33,830
Dividends	(45,395)
Net income	67,661
Balance, March 31, 2008	$56,096

See notes to financial statements.

PACCO CAPITAL SOLUTIONS, LLC

Statement of Cash Flows

Year Ended March 31, 2008

Cash flows from operating activities
    Net income $ 67,661
    Adjustments to reconcile net income to net
     cash from operating activities
       Changes in operation assets and liabilities
          Prepaid expenses and other   (64)
          Accounts payable and accrued liabilities   6,006
            Net cash from operating activities   73,603

Cash flows from financing activities
    Dividends   (45,395)

Net increase in cash   28,208

Cash, beginning of year   35,302

Cash, end of year $ 63,510

Supplemental disclosure of cash flow information:
    Income taxes paid $ -
    Interest paid $ -

See notes to financial statements.

PACCO CAPITAL SOLUTIONS, LLC

Notes to Financial Statements

1. **THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES**

    The Company. Pacco Capital Solutions, LLC (the "Company") was formed on April 22, 2005 as a Nevada Limited Liability Company. Normandy Capital Group, LLC is the Company's sole member. The Company is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company is engaged primarily in the private placement of securities on a best efforts basis only and corporate finance and other investment banking advisory services.

    Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

    Income Taxes. Income taxes, if any, are the liability of the individual members.

2. **COMMITTMENTS**

    The Company leases its office from a registered representative on a month-to-month basis.

3. **NET CAPITAL REQUIREMENTS**

    Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

    The Company's ratio at March 31, 2008 was 0.15 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At March 31, 2008, the Company's net capital of $55,004 was $50,004 in excess of the amount required by the SEC.

4. **COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3**

    The Company relies on Section K (2) (i) of the Securities Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

*****

PACCO CAPITAL SOLUTIONS, LLC

Supplemental Schedule
Computation of Net Capital
Pursuant to Rule 15c3-1

March 31, 2008

Total members' equity	$56,096
Less non-allowable assets	
Prepaid expenses and other	1,092
Net capital	$55,004
Total aggregate indebtedness	$ 8,506
Ratio of aggregate indebtedness to net capital	0.15
Minimum net capital required	$ 5,000

Note: There are no differences between the net capital reported above and the net capital reported on Form FOCUS X-17A-5 Part IIA at March 31, 2008.

7

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL STRUCTURE

Board of Directors
Pacco Capital Solutions, LLC:

In planning and performing our audit of the financial statements and supplementary schedules of Pacco Capital Solutions, LLC ("the Company") for the year ended March 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the control environment and accounting system and their operation that we consider to be a material weakness as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

Boros & Farrington APC

May 9, 2008
San Diego, California



9